Exhibit 99.1

April 2, 2004
The Manager – Listing,
The Stock Exchange, Mumbai.

The Manager – Listing,
The National Stock Exchange of India Limited.

The Manager – Listing,
Bangalore Stock Exchange Limited.

The Manager – Listing,
Delhi Stock Exchange Association Limited.

The Manager – Listing,
The Calcutta Stock Exchange Association Limited.

The Manager – Listing,
The Stock Exchange, Ahmedabad.

The Manager – Listing,
Cochin Stock Exchange Limited.

The Market Operations Department
New York Stock Exchange, New York

Dear Sir,

Sub: Tax Demand

     This is to inform you that we have been served with a demand of Rs 2,614 million by the Assessing Officer pursuant to an assessment under the Income Tax Act, 1961, primarily on account of denial of the deduction under Section 10A for the software profit we earn out of STP units located in Bangalore.

     We have been advised that the demand is not sustainable since neither is it consistent with the decisions of the Hon’ble Supreme Court and other judicial precedents, nor in line with legislative intent. We have decided to file an appeal before the Commissioner (Appeals), the first appellate authority.

     As a matter of abundant precaution the matter has been intimated to the Stock Exchanges pursuant to Clause 36(5) of the Listing Agreement.

Yours faithfully,

For Wipro Limited

/s/ V Ramachandran

V Ramachandran
Company Secretary